Exhibit 4f
FMB
Arcadia Bank
                        ADDENDUM TO SECURITY AGREEMENT

                            DATED OCTOBER 31, 1996

                               FROM PRAB, INC.

                                  ("Debtor")

                             TO FMB-ARCADIA BANK

                                 (the "Bank")


                          INCORPORATION AND CONFLICT


         The provisions of this Addendum are hereby made a part of the Security Agreement described above. In the event of a conflict between the terms of this Addendum and the terms of such Security Agreement, the terms of this Addendum shall control. If the date of signing of this Addendum is later than the date of signing of any other addendum to such Security Agreement, this Addendum shall supersede and replace such prior Addendum.

                            ADDITIONAL PROVISIONS


12. Borrowing Base. The unpaid balance of the $1,670,000.00 Note dated March 9, 1998, and all extensions, renewals and replacements thereof, including replacements with a different principal amount (the "Base Note"), shall not at any time exceed the sum of the following amounts, which sum is hereinafter referred to as the "Borrowing Base."

         (a) 75% of the Debtor's "Eligible Accounts Receivable"; plus

         (b) 35% of the fair market value or cost (whichever is less) of Debtor's "Eligible Inventory," not to exceed $450,000.00.

         Notwithstanding any conflicting provisions contained in the Base Note, if at any time the unpaid balance of the Base Note exceeds the Borrowing Base, Debtor shall immediately pay to the Bank the difference, including all accumulated interest.

13. Affirmative Covenants. Until the Liabilities are paid in full, Debtor covenants and agrees that it will:

         13.1 Maintain Net Current Assets and Tangible Net Worth of not less than the amounts during the periods specified below:



                               Minimum Net         Minimum Tangible
Time Period                  Current Assets           Net Worth
-----------                  --------------        ----------------
(a)   from 10/31/97                0                $1,200,000.00
      to 10/30/98

(b)   from 10/31/98                0                $2,200,000.00
      and thereafter

"Net Current Assets" means "Current Assets" less "Current Liabilities." Current Assets shall include only cash, Eligible Accounts Receivable, United States Government Securities, and Eligible Inventory. Current Liabilities means that portion of the Liabilities payable within a twelve-month period and other liabilities considered current in accordance with generally accepted accounting principles, consistently applied.

"Tangible Net Worth" means: (i) the amount of all assets which, under generally accepted principles of accounting, consistently applied, would appear as such on the balance sheet of Debtor, but excluding (a) intangible items such as goodwill, treasury shares, reserves, patents, trademarks, research and development expenses and the like (b) any write-up in the book value of such assets resulting from a re-evaluation thereof and (c) all receivables from and loans, advances and similar transfers to any officers, directors or shareholders of Debtor which are due and owing to Debtor, less
(ii) liabilities, but excluding Subordinated Capital Notes, of the Debtor as defined in accordance with generally accepted accounting principles, consistently applied ("Debt").

"Net Worth" means: (i) the amount of all assets which, under generally accepted accounting principles, consistently applied, would appear as such on the balance sheet of Debtor, less (ii) all liabilities of the Debtor as defined in accordance with generally accepted accounting principles, consistently applied ("Debt").

         13.2. Maintain the ratio of Current Assets to Current Liabilities (as defined in subparagraph 13.1) of not less than: 1.1 to 1.0 from 10/31/97 to 10/30/98; 1.2 to 1.0 from 10/31/98, and thereafter.

         13.3. Maintain the ratio of Debt to Tangible Net Worth of not more than: 3.75 to 1.0 from 10/31/97 to 10/30/98; 2.25 to 1.0 from 10/31/98, and thereafter.

         13.4. Comply with all applicable federal, state and local laws, ordinances, rules and regulations, including, but not limited to, all environmental laws, ordinances, rules and regulations, all applicable federal, state and local laws, ordinances, rules and regulations concerning wage payments, minimum wages, overtime laws and payment of withholding taxes, and deliver to the Bank such reports and information in form satisfactory to the Bank as the Bank may request from time to time to establish compliance with such laws.

         13.5 Maintain all of its deposit accounts at the Bank.

14. Negative Covenants. Until the Liabilities are paid in full, Debtor covenants and agrees that it will not:

         14.1 Pay, create, incur, assume or have outstanding any indebtedness for borrowed money except the Liabilities, and amounts owing under Subordinated Capital Notes dated October 31, 1996.

         14.2 Merge with or into, or enter into a share exchange, with any other corporation or entity, nor sell, lease, transfer or otherwise dispose of all or any substantial part of its property, assets or business (other than sales of inventory made in the ordinary course of business).

         14.3 Enter into an agreement providing for the leasing by it of property which has been or is to be sold or transferred by it.

         14.4 Make any loans or advances to, or investments in, other persons, corporations or entities (including, but not limited to, any officers, directors, or shareholders of Debtor), except investments in (i) bank certificates of deposit and savings accounts; (ii) obligations of the United States; and (iii) prime commercial paper maturing within ninety (90) days of the date of acquisition by Debtor.

         14.5 Guarantee or become a surety or otherwise contingently liable for any obligations of others, except pursuant to the deposit and collection of checks and similar items in the ordinary course of its business.

         14.6 Transfer any real or personal property, tangible or intangible, to any of its subsidiaries, but not limited to, Prab Command, Inc. and Prab, Ltd. (formerly known as Prab Robots International, Ltd.).



Date of Signing:  March 9, 1998

Debtor(s):                 Prab, Inc.

                           /s/ Gary A. Herder
                           -------------------------
                           Gary A. Herder, President